Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 CDN Cash Dividend for February 18, 2014 Payment Date

CALGARY, Jan. 15, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on February 18, 2014 to all shareholders of record on January 31, 2014. The ex-dividend date for this payment is January 29, 2014.

This marks the third increase to Vermilion's monthly dividend (previously Vermilion's distribution during the income trust era) since its inception in 2003, and the second increase since 2012.

This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.20 per share, which provides a current yield in excess of 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 18-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 15-JAN-14